Filed by First Trust Value Line(R) 100 Fund
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed Pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                             Subject Company: First Trust Value Line(R) 100 Fund
                                                         (File Number 811-21336)




[LOGO OMITTED] FIRST TRUST                                     IMPORTANT NOTICE
               ADVISORS L.P.


                    FIRST TRUST VALUE LINE(R) 100 FUND
                          1001 Warrenville Road
                          Lisle, Illinois 60532
_______________________________________________________________________________

                                                                    May 4, 2007
Dear Shareholder:

Our records indicate that we have not yet received your important proxy vote for the May 17th Special Meeting of Shareholders. If you have voted since this letter was mailed we thank you for casting your vote. If your shares have not yet been voted, please note that an important change is being voted on that will significantly affect your investment. The Fund needs your shares represented to conduct the business of the meeting. Please take a moment and cast your vote today.

WHAT IS HAPPENING? Your Fund's Board of Trustees has unanimously approved an Agreement and Plan of Reorganization to reorganize your Fund with and into FIRST TRUST VALUE LINE(R) 100 EXCHANGE-TRADED FUND, a newly created, diversified series of the First Trust Exchange-Traded Fund. More information can be found in the prospectus/proxy statement. Among the factors considered by your Board of Trustees were:

         o The Reorganization should significantly reduce or eliminate the discount to net asset value at which shares of your Fund have historically traded

         o The new exchange traded fund will have a lower management fee and lower total fund operating expense ratio than your current Fund for at least two years following the Reorganization (after expense waivers)

     PLEASE UTILIZE ONE OF THE FOLLOWING METHODS TO SUBMIT YOUR VOTE:


[GRAPHIC OMITTED]  1.  VOTE BY TELEPHONE. You may cast your vote by calling our toll-free proxy hotline at
                       1-800-926-7043. Representatives are available to record your vote Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

[GRAPHIC OMITTED]  2.  VOTE BY TOUCH-TONE PHONE. You may cast your vote by telephone by calling the toll-free number found on the enclosed proxy ballot(s).

[GRAPHIC OMITTED]  3.  VOTE THROUGH THE INTERNET. You may cast your vote using the Internet by logging into the Internet address located on the enclosed proxy ballot(s) and following the instructions on the website.

[GRAPHIC OMITTED]  4.  VOTE BY MAIL. You may cast your vote by signing, dating and mailing the enclosed proxy ballot in the postage-prepaid return envelope provided. If convenient for your, please utilize one of the voting options above so that your vote will be received no later than May 17th.

Please do not hesitate to CALL TOLL-FREE 1-800-926-7043 if you have any questions regarding this matter. Thank you for your assistance with this important matter. Please take a moment now to vote.

Sincerely,

/s/ James A. Bowen

James A. Bowen
Chairman of the Board
                                                                         NOBO

              ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

         In connection with the proposed reorganization, your Fund filed a registration statement, which includes a prospectus/proxy statement dated March 21, 2007, that has been sent to each of the shareholders of your Fund, and your Fund may file other relevant documents concerning the proposed reorganization with the Securities and Exchange Commission
(SEC). Shareholders are urged to read the registration statement and the prospectus/proxy statement regarding the proposed reorganization and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

         You will be able to obtain a free copy of the prospectus/proxy statement, as well as other filings containing information about your Fund, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing First Trust Advisor's website at www.ftadvisors.com. Copies can also be obtained, free of charge, by directing a request to First Trust Advisors L.P., 1001 Warrenville Road, Suite 300, Lisle, Illinois 60532, telephone number:
(800) 988-5891.

         Your Fund, its trustees and executive officers, and First Trust Advisors, its officers and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of your Fund in connection with the proposed reorganization. Information about the trustees and executive officers of your Fund is set forth in the prospectus/proxy statement. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the prospectus/proxy statement regarding the proposed reorganization. You may obtain free copies of these documents as described above.

[LOGO OMITTED] FIRST TRUST                                     IMPORTANT NOTICE
               ADVISORS L.P.


                    FIRST TRUST VALUE LINE(R) 100 FUND
                          1001 Warrenville Road
                          Lisle, Illinois 60532
_______________________________________________________________________________

                                                                    May 4, 2007
Dear Shareholder:

Our records indicate that we have not yet received your important proxy vote for the May 17th Special Meeting of Shareholders. If you have voted since this letter was mailed we thank you for casting your vote. If your shares have not yet been voted, please note that an important change is being voted on that will significantly affect your investment. The Fund needs your shares represented to conduct the business of the meeting. Please take a moment and cast your vote today.

WHAT IS HAPPENING? Your Fund's Board of Trustees has unanimously approved an Agreement and Plan of Reorganization to reorganize your Fund with and into FIRST TRUST VALUE LINE(R) 100 EXCHANGE-TRADED FUND, a newly created, diversified series of the First Trust Exchange-Traded Fund. More information can be found in the prospectus/proxy statement. Among the factors considered by your Board of Trustees were:

         o The Reorganization should significantly reduce or eliminate the discount to net asset value at which shares of your Fund have historically traded

         o The new exchange traded fund will have a lower management fee and lower total fund operating expense ratio than your current Fund for at least two years following the Reorganization (after expense waivers)

     PLEASE UTILIZE ONE OF THE FOLLOWING METHODS TO SUBMIT YOUR VOTE:


[GRAPHIC OMITTED]  1.  VOTE BY TOUCH-TONE PHONE. You may cast your vote by telephone by calling the toll-free number found on the enclosed proxy ballot(s).

[GRAPHIC OMITTED]  2.  VOTE THROUGH THE INTERNET. You may cast your vote using the Internet by logging into the Internet address located on the enclosed proxy ballot(s) and following the instructions on the website.

[GRAPHIC OMITTED]  3.  VOTE BY MAIL. You may cast your vote by signing, dating and mailing the enclosed proxy ballot in the postage-prepaid return envelope provided. If convenient for your, please utilize one of the voting options above so that your vote will be received no later than May 17th.

Please do not hesitate to CALL TOLL-FREE 1-800-926-7043 if you have any questions regarding this matter. Thank you for your assistance with this important matter. Please take a moment now to vote.

Sincerely,

/s/ James A. Bowen

James A. Bowen
Chairman of the Board
                                                                          OBO

              ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

         In connection with the proposed reorganization, your Fund filed a registration statement, which includes a prospectus/proxy statement dated March 21, 2007, that has been sent to each of the shareholders of your Fund, and your Fund may file other relevant documents concerning the proposed reorganization with the Securities and Exchange Commission
(SEC). Shareholders are urged to read the registration statement and the prospectus/proxy statement regarding the proposed reorganization and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

         You will be able to obtain a free copy of the prospectus/proxy statement, as well as other filings containing information about your Fund, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing First Trust Advisor's website at www.ftadvisors.com. Copies can also be obtained, free of charge, by directing a request to First Trust Advisors L.P., 1001 Warrenville Road, Suite 300, Lisle, Illinois 60532, telephone number:
(800) 988-5891.

         Your Fund, its trustees and executive officers, and First Trust Advisors, its officers and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of your Fund in connection with the proposed reorganization. Information about the trustees and executive officers of your Fund is set forth in the prospectus/proxy statement. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the prospectus/proxy statement regarding the proposed reorganization. You may obtain free copies of these documents as described above.